BINGHAM MCCUTCHEN

Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726
T 617.951.8000
F 617.951.8736


                                                    March 30, 2009

VIA EDGAR
---------

Dominic Minore
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re: The Registrants Listed on the Attached Appendix A (each, a "Registrant")
        Registration Statement on Form N-14

Dear Mr. Minore:

     On behalf of each of the Registrants, we are filing this letter as a supplement to the response letter filed by the Registrants earlier today to respond in writing to the Staff's additional comments on the Registration Statement on Form N-14 relating to the proposed reorganization of a series of Regions Morgan Keegan Select Funds into a series of the Registrant, as set forth on Appendix B. The Staff's additional comments were conveyed to us as representatives of the Registrants by telephone on March 27, 2009. The response letter filed earlier today responded to each of the Staff's additional comments, with the exception of the comment below. Please note that all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the response letter filed by the Registrants earlier today.

Comment 11. Concerning the disclosure under "Purchase of Certain Securities by Regions," the Staff had the following additional comments:

(b) clarify how it is possible to redeem in-kind a proportionate share of the Whistlejacket Security from the Program if it is a single promissory note.

     Response: As noted in the response to comment 11(a) in the response letter filed by the Registrants earlier today, when the Securities Lending Funds exit the Program, they will redeem their interests in the BNY Fund for cash, except in respect of that portion of the net asset value redeemed that represents the Whistlejacket Security and the Lehman Securities. These assets will be redeemed for in-kind proceeds consisting of a proportionate share of the Whistlejacket

Security and the Lehman Securities pursuant to the terms of the Whistlejacket Support and the Lehman Support.

         In respect of each Security, each Securities Lending Fund will receive its proportionate interest in each Security through book-entry transfer from the BNY Fund to each Fund's cash collateral account at the Bank of New York Mellon (the "Bank"). These interests will be non-tradable lots that must remain in an account with the Bank. When Regions purchases the Securities from each of the Securities Lending Funds (as described in the Registrants' earlier response letter), the transfer of ownership will be through a book-entry transfer from each account of a Securities Lending Fund to an account controlled by Regions at the Bank.

                                      * * *

     Please call the undersigned at (617) 951-8567 with any questions.

                                              Sincerely,

                                              /s/ Paul B. Raymond

                                              Paul B. Raymond

                                                                      Appendix A

Registrant                                               File Nos.
----------                                               ---------
Pioneer Bond Fund                                        811-02864; 333-157342

Pioneer Fund                                             811-01466; 333-157321

Pioneer Mid Cap Value Fund                               811-06106; 333-157312

Pioneer Money Market Trust                               811-05099; 333-157315

Pioneer Series Trust I                                   811-21425; 333-157353

Pioneer Series Trust III                                 811-21664; 333-157336

Pioneer Series Trust IV                                  811-21781; 333-157350

Pioneer Short Term Income Fund                           811-21558; 333-157340

                                                                      Appendix B

Series of Regions Morgan Keegan Select Funds                        Corresponding Series of a Registrant
--------------------------------------------                        ------------------------------------
Regions Morgan Keegan Select Mid Cap Growth Fund                    Pioneer Select Mid Cap Growth Fund
                                                                    (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Growth Fund                            Pioneer Growth Fund
                                                                    (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Core Equity Fund                       Pioneer Fund
                                                                    (the sole series of Pioneer Fund)

Regions Morgan Keegan Select Mid Cap Value Fund                     Pioneer Mid Cap Value Fund
                                                                    (the sole series of Pioneer Mid Cap Value Fund)

Regions Morgan Keegan Select Value Fund                             Pioneer Cullen Value Fund
                                                                    (a series of Pioneer Series Trust III)

Regions Morgan Keegan Select Balanced Fund                          Pioneer Classic Balanced Fund
                                                                    (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Fixed Income Fund                      Pioneer Bond Fund
                                                                    (the sole series of Pioneer Bond Fund)

Regions Morgan Keegan Select Limited Maturity Fixed Income Fund     Pioneer Short Term Income Fund
                                                                    (the sole series of Pioneer Short Term Income Fund)

Regions Morgan Keegan Select Intermediate Tax Exempt Bond Fund      Pioneer Intermediate Tax Free Income Fund
                                                                    (a series of Pioneer Series Trust I)

Regions Morgan Keegan Select Treasury Money Market Fund             Pioneer Treasury Reserves Fund
                                                                    (a series of Pioneer Series Trust IV)

Regions Morgan Keegan Select Money Market Fund                      Pioneer Cash Reserves Fund
                                                                    (a series of Pioneer Money Market Trust)